UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No.  )(1)

                         Allstate Financial Corporation
              ----------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    020011102
              ----------------------------------------------------
                                 (CUSIP Number)

               Noah Klarish, Esq., Noah Klarish & Associates, P.C.
                        1 World Trade Center, 85th Floor
                            New York, New York 10048
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 13, 1998
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020011102                                            Page 2 of 7 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      C.C. Partners Ltd.
      75-2271027
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2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
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3     SEC Use Only

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4     Source of Funds

      WC
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization


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                  7     Sole Voting Power
  Number of
   Shares               163,177 (includes 5,000 shares held of record by Raffles
Beneficially                     Associates, L.P. and 19,077 shares exercisable
  Owned By                       upon conversion of debt securities)
    Each                --------------------------------------------------------
  Reporting       8     Shared Voting Power
   Person
    With                0
                        --------------------------------------------------------
                  9     Sole Dispositive Power

                        163,177 (includes 5,000 shares held of record by Raffles
                                 Associates, L.P. and 19,077 shares exercisable upon conversion of debt securities)
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      163,177
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


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13    Percent of Class Represented By Amount in Row (11)

      7.0%
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14    Type of Reporting Person

      PN
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                    SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This statement relates to the Common Stock, no par value per share (the "Common Stock"), of Allstate Financial Corporation, a Virginia corporation (the "Issuer"). The Issuer maintains its principal executive office at 2700 South Quincy Street, Suite 540, Arlington, Virginia 22206.

Item 2. Identity and Background.

      (a) This statement is filed by (i) C. C. Partners Ltd., a Texas limited partnership (the "C. C. Partnership") with respect to shares of the Issuer's Common Stock held by it, and (ii) Raffles Associates, L.P., a Delaware limited partnership (the "Raffles Partnership") with respect to shares of the Issuer's Common Stock held by it. The C. C. Partnership and the Raffles Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

      (b) The business addresses of the C. C. Partnership is P.O. Box 832, Shelter Island Heights, New York, New York 11965. The business address of the Raffles Partnership is One Penn Plaza, Suite 4720, New York, New York 10119. Mr. Paul O'Leary is the sole general partner of the Raffles Partnership and is an investment manager of the C. C. Partnership (having discretionary authority both individually and together with Mr. R. Cromwell Coulson.

      (c) The principal business of the C. C. Partnership and the Raffles Partnership is securities investment.

      (d) During the past five years, neither the C. C. Partnership nor the Raffles Partnership nor any of their respective general partners or controlling persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, neither the C. C. Partnership nor the Raffles Partnership nor any of their respective general partners or controlling persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining any such person from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws by any such person.

      (f) All of the natural persons who are general partners or investment managers of either of the C. C. Patnership or the Raffles Partnership are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration.

      C. C. Partnership directly owns 158,177 shares of the Issuer's Common Stock (including 19,077 shares issuable upon the conversion of presently convertible debt securities) for which it paid $753,252 from its working capital. The Raffles Partnership directly owns 5,000 shares of the Issuer's Common Stock for which it paid $15,115 from its working capital.

Item 4. Purpose of Transaction.

      The Reporting Persons have acquired their shares of the Issuer's Common Stock for investment. The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Common Stock of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions.

      Although the Reporting Persons have no present plans to purchase additional shares of the Issuer's Common Stock or sell any of their shares of the Issuer's Common Stock, they, either together or separately, may seek to purchase additional shares of the Issuer's Common Stock or sell some or all of their shares of the Issuer's Common Stock in the open market or in privately negotiated transactions from or to one or more sellers or purchasers, as the case may be, provided that, in accordance with their best judgment in light of the circumstances existing at the time, such transactions present an attractive (long or short term) opportunity for profit.

      The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5. Interest in Securities of the Issuer.

      (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 2,323,683 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-QSB dated June 30, 1998) directly beneficially owned by each Reporting Person is as follows:

                                                                Percentage of
Name                            Number of Shares              Outstanding Shares
----                            ----------------              ------------------

C. C. Partnership                   158,177                         6.8%
Raffles Partnership                   5,000                          .2%

      (b) C. C. Partnership has sole power to vote 158,177 shares of the Issuer's Common Stock and has sole power to dispose or to direct the disposition of 158,177 shares of the Issuer's Common Stock. The Raffles Partnership has sole power to vote 5,000 shares of the Issuer's Common Stock and has sole power to dispose or to direct the disposition of 5,000 shares of the Issuer's Common Stock.

      (c) See Appendix 1 annexed hereto.

      (d) Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer's Common Stock included in this statement. No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer's Common Stock constituting more than 5% of the class of the Issuer's Common Stock.

      (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      C. C. Partnership may be deemed to have beneficial ownership and control of the shares of the Issuer's Common Stock held by the Raffles Partnership by virtue of the fact that Mr. Paul H. O'Leary, an invetment manager of the C. C. Partnership is also the general partner of the Raffles Partnership. C. C. Partnership disclaims beneficial ownership of the shares of the Issuer's Common Stock held by the Raffles Partnership and the Raffles Partnership disclaims beneficial ownership of the shares of the Issuer's Common Stock held by the C.
C. Partnership.

      Other than as set forth above, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) either amongst themselves or with any other persons with respect to the shares of the Issuer's Common Stock.

Item 7. Material to be Filed as Exhibits.

      None

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 1998

                                         C. C. PARTNERS LTD.

                                         By: /s/ R. Cromwell Coulson
                                             -----------------------------------
                                             R. Cromwell Coulson, General Parner


                                         RAFFLES ASSOCIATES, L.P.

                                         By: /s/ Paul H. O'Leary
                                             -----------------------------------
                                             Paul H. O'Leary, General Parner

                                                                      APPENDIX 1

                 TRANSACTIONS IN ALLSTATE FINANCIAL CORPORATION
                             COMMON STOCK WITHIN THE
                                  PAST 60 DAYS


      All transactions were open market purchases or sales and the commissions are included in the price of the shares.

1. C. C. Partnership

                    No. of
  Trade             Shares           Price Per            Cost of
  Date             Purchased           Share             Purchases
  ----             ---------           -----             ---------

9/22/98              5,300             $4.02             $ 21,331
9/23/98              4,000              3.84               15,345
10/1/98             25,000              3.29               82,275
10/16/98             1,500              3.02                4,525
11/06/98             8,000              3.02               24,185
11/13/98            20,000              3.02               60,425

2. Raffles Associates, L.P.

                    No. of
  Trade             Shares           Price Per            Cost of
  Date             Purchased           Share             Purchases
  ----             ---------           -----             ---------

11/16/98             5,000             $3.02             $ 15,115